UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  September 2, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

September 2, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR COMPLETES DRILLING AT THE K4 URANIUM TARGET ON ITS
ELDORADO/CONTACT LAKE PROJECT, NT

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that an additional 6 drill holes have been completed at the K4 uranium target on its Eldorado/Contact Lake project, NT.

K4-URANIUM TARGET AREA:

The K4 uranium target area is approximately 500 meters long by 200 meters wide, located about 2 kilometers southeast of the former Echo Bay/ Eldorado mine areas.  Surface mapping and sampling have indicated the potential for a vein hosted high-grade uranium vein system similar to those mined at the former Eldorado uranium mine.

Six drill  holes were completed- K4-08-01 through K4-08-06  for a total of 536.5 meters.

•

Drill hole K4-08-01 was drilled at an azimuth of 185 degrees and an inclination of 60 degrees;

•

Drill hole K4-08-02 was drilled at an azimuth of 170 degrees and an inclination of 45 degrees;

•

Drill hole K4-08-03 was drilled at an azimuth of 010 degrees and an inclination of 45 degrees;

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Drill hole K4-08-04 was drilled at an azimuth of 352 degrees and an inclination of 45 degrees;

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Drill hole K4-08-05 was drilled at an azimuth of 352 degrees and an inclination of 65 degrees from the same location as -04;

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Drill hole K4-08-06 was drilled at an azimuth of 012 degrees and an inclination of 45 degrees.

Targets for all drill holes were possible vein systems based on surface radiometric anomalies and scintillometer readings of greater than 9,000 counts per second (cps). Radiometric anomalies occur along east to northeast trending fractures in andesitic tuffs and breccias with strong potassic and hematitic alteration.

Drill hole K4-08-01 intercepted a narrow (centimeter scale) quartz vein, and drill hole K4-08-02 intercepted a 1.7 m wide quartz vein with both veins showing uranium mineralization visible along the top of the vein.  Drill hole K4-08-04 intercepted four quartz veins, 2 to 40 centimeters wide, with scintillometer readings of greater than 9000 cps.  A Thermo Electron Corp. Niton XLp 500 portable analyzer gave semi-quantitative readings on selected intervals of up to 23% uranium.  The down dip extension of the veins encountered in drill hole K4-08-04 were tested by drill hole K4-08-05 which also encountered four quartz veins, 12 to 50 centimeters wide, with scintillometer readings of greater than 9000 cps, and Niton XLp 500 analyzer semi-quantitative readings of up to 12% uranium.

(Note:  The following true widths of the vein intercepts have not been determined.)

Assay results on all K4 uranium target drill holes are pending and will be released as soon as assays are received and compiled.

The drill rig was moved to the Long Bay uranium target, approximately 1.5 kilometer northwest of the Eldorado mine – Port Radium area. Surface mapping and sampling has delineated radiometric anomalies (greater than 9000 cps) along a northeast-trending structure.

The Contact Lake and Eldorado districts are being targeted by the Company for silver, copper, uranium, and polymetallic mineralization. The mineralization occurs within the same suite of volcano-plutonic rocks that host other polymetallic zones in the Eldorado and Contact Lake mineral belt, including the former Bonanza and El Bonanza Silver mines and the Eldorado and Contact Lake Uranium (plus-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay silver & uranium mines are situated in tuff/metasedimentary rocks, near the margins and apices of porphyry stocks of the Great Bear Magmatic Zone. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. The August 29, 2008 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $64.50 US per pound.

PROJECTS FULLY PERMITTED FOR 2008

The Company is in receipt of all the required permits to undertake its 2008 uranium and polymetallic exploration and drilling activities. As previously disclosed, the Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.SO5C-002) is valid until August 24, 2012. The Company has received full authorization for its third "5-Year", 75,000 meters drill permit on its Eldorado South IOCG & uranium project (Permit No. SO7C-008). This permit is valid until July 13, 2013.  This prospective IOCG & uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometres north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 117,898 acres.  The Eldorado & Contact IOCG + Uranium project areas include five past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005).  Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their polymetallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec Mr. Mario Drollet at MI3 Corporate Communications (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President  & CEO

These results have been prepared under the supervision of Dr. Michael Bersch, LPG, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.